

April 19, 2012

<u>Via E-mail</u>
W. Randy Eaddy
Kilpatrick Townsend
1001 West Fourth St.
Winston-Salem NC 27101-2400

> **Re:** **Cardinal Bankshares Corporation ("Cardinal" or "the Company")**
> **PRRN14A filed on April 17, 2012**
> **Filed by Schaller Equity Partners, et al.**
> **File No. 0-28780**

Dear Mr. Eaddy:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the revised filing listed above. We have the following additional comment. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

1. We refer to your responses to comments 2-4 in our letter dated April 17, 2012. In response to comment 2, you note that status as a bank holding company under Section 2(a)(2) of the Bank Holding Company Act of 1956 may be triggered by circumstances other than majority control of the board of directors of a bank or bank holding company. For example, you quote Section 2(a)(2)(C) of the Act in your response. It states that the Federal Reserve Board may determine that a company is a bank holding company if (after notice and hearing), it determines that a company "directly or indirectly exercises a controlling influence over the management or policies of the bank or company." Here, if all of your nominees are elected to the board of Cardinal, they will control three seats on a six-member board. Is there a potential that holding half of the board seats on a board with an even number of directors would trigger this provision of the Bank Holding Act and thus result in bank holding company status? Why or why not? Include your response in the revised proxy statement or tell explain why you do not believe these revisions are necessary in the revised proxy statement.

2. Refer to our last comment above. Have you had discussions with the staff of the Federal Reserve Board regarding this point? Why or why not? Include your response in the revised proxy statement.

3. Refer to comment 3 in our letter dated April 17, 2012 and your response. Include your response concerning the effects of bank holding company status in the revised proxy statement, or explain why such disclosure is not relevant because this issue is beyond

doubt, given the changes you have made in the number of board nominees for which you are soliciting.

Closing Information

Please respond to the above comments promptly by filing revised preliminary proxy materials tagged as indicated in the first comment above. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions